ngreene@shearman.com (212) 848-4668	July 25, 2017

Ms. Lisa Larkin U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re: SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”)
(File Nos. 333-196706 and 811-21190)

Dear Ms. Larkin:

Thank you for your comments regarding the Company’s registration statement on Form N-2 filed with the Securities and Exchange Commission (“SEC”) on June 6, 2017.  Based on your comments, below, we describe changes the Company will make to the Registration Statement1 via a further amendment to be filed shortly and certain supplemental information you requested. Upon filing that amendment, we will look forward to your confirmation that you will be ready to receive an acceleration request letter from the Company before the end of the month.

1.	COMMENT: You asked us to input the date on which the sale of the Adviser occurred throughout the Registration Statement.

RESPONSE:    The Company has updated the Registration Statement throughout to reflect the expected timing of the closing of the transaction, which is expected in the third quarter of the current year.

2.	COMMENT: You asked us to confirm that Item 20.1(a) of Form N-2 was complied with for the purposes of the new controlling parties of the Adviser.

RESPONSE:    The Company has included information with respect to Item 20.1(a) on page 83 under “Conflicts of Interest – Potential Future Ownership of Adviser.”  Upon the closing of the transaction, a supplement to the Registration Statement will be filed with the SEC.

3.	COMMENT: You asked us to confirm that Item 20.1(b) of Form N-2 was complied with.

RESPONSE:    The Company confirms that the names of any affiliated person of the Company who is also an affiliated person of the Adviser and a list of all capacities in which such person named is affiliated with the Company and/or with the Adviser has been documented in the Registration Statement.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Registration Statement.

4.
COMMENT:    Under the “Summary of Fees and Expenses” heading, you requested a representation that if the assumptions that are used change materially over time, then the Registration Statement will be “stickered” accordingly.

RESPONSE:     The Company represents that the fees and expenses section will be stickered if it becomes materially inaccurate.

5.	COMMENT: Under the “The Adviser” heading, you asked us to include a page reference for the cross-reference to the discussion of the potential change of the majority ownership of the Adviser.

RESPONSE:     The Company will make the requested change.

6.	COMMENT: Under the “Company Expenses” heading, you asked us why the language stating “fees paid to the Custodian and reimbursement for its out-of-pocket expenses” was added.

RESPONSE:     The Company confirms there has been no change in the terms of the agreement with the Custodian since August 15, 2011. Upon review, the Company made the decision to enhance the disclosure which is consistent with the custody agreement.

7.
COMMENT:    You asked us to confirm that the disclosures for restricted securities required by footnote 8 to Rule 12-12 of Regulation S-X are included in the financial statements filed as part of the Registration Statement.

RESPONSE:     The Company was asked much the same question in November 2016 and believes the responses given then apply equally here so have attached for your reference the letter to Ms. Megan Miller dated as of November 2, 2016.  Please note that the order of the numerical footnotes under Rule 12-12 of Regulation S-X was amended on November 18, 2016 and therefore the references to footnote 6 in the November 2, 2016 letter are in fact references to the current footnote 8 of Rule 12-12.

8.	COMMENT: You asked us to ensure that an updated Consent of the Independent Registered Public Accounting Firm will be included with the amended Registration Statement to be filed with the SEC.

RESPONSE:     The Company confirms that an updated Consent of the Independent Registered Public Accounting Firm will be included.

Should you have any questions, please do not hesitate to contact me at (212) 848-4668.

Very truly yours,

/s/ Nathan J. Greene

Nathan  J. Greene (as attorney for the Company)

cc:    A. Marie Noble (Chief Compliance Officer of the Company and General Counsel of the Adviser)
         Christopher Hutt (Vice President of the Company and the Adviser)
         Paul Schreiber (Shearman & Sterling LLP)
         Thomas Majewski (Shearman & Sterling LLP)
         Catherine Sum (Shearman & Sterling LLP)
         Aviva Grossman (Perkins Coie LLP)
         Carl Frischling (Perkins Coie LLP)